J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, TX 75024
972-431-1000

August 28, 2012

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     J. C. Penney Company, Inc.
Form 10-K for the Fiscal Year ended January 28, 2012
Filed March 28, 2012
File No. 1-15274

Dear Mr. Thompson:

We are in receipt of your letter dated August 14, 2012 (the Comment Letter) regarding the above-referenced filing for J. C. Penney Company, Inc. (the Company) and appreciate the SEC Staff’s review of our most recent Form 10-K and assistance in continuing to enhance the overall disclosures in our filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings.  We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in the Comment Letter, with the Staff's comment presented in bold italicized text, followed by our response.

Consolidated Statements of Comprehensive (Loss)/Income, page F-4

1.
We note you use a net display to present the classifications of other comprehensive income on the face of the statements.  Please tell us your consideration of using a gross display or disclosing reclassification adjustments in the notes to the financial statements.  Refer to ASC 220-10-45-12 and 220-10-45-17.

Response:

The Company early adopted Accounting Standards Update (ASU) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” as of the end of the fiscal year ending January 28, 2012 (Fiscal 2011).  As permitted, we elected to use the two statement approach.  In accordance with ASC 220-10-45-17, we presented the gross amounts of the reclassification adjustments in the notes to our financial statements.  Amortization of net actuarial (gain)/loss and prior service credit/(cost) are presented in the tables showing the components of net periodic pension expense in Note 16 to the Company’s  Fiscal 2011 Form 10-K on pages F-27 and F-36.

In future filings, as applicable, we will expand our Statements of Comprehensive (Loss)/Income to provide the gross presentation of the classifications of other comprehensive (loss)/income (net of taxes) on the face of the statements.  In addition, we will include a schedule providing the gross amounts, income tax effects and the net amounts for each component of other comprehensive (loss)/income disclosed in the Statements of Comprehensive (Loss)/Income in the notes to the financial statements.

The Financial Accounting Standards Board recently issued a Proposed Accounting Standards Update to Topic 220, Presentation of Items Reclassified Out of Accumulated Other Comprehensive Income. We will further revise our disclosures for those requirements when finalized and effective.

In accordance with the foregoing, we would propose to include the following expanded disclosures in our Quarterly Report on Form 10-Q for the quarter ended July 28, 2012, to be filed with the Commission on or before September 6, 2012 :

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (Unaudited)

	Three Months Ended		Six Months Ended
($ in millions)	July 28,	July 30,	July 28,	July 30,
	2012	2011	2012	2011
Net income/(loss)	$(147)	$14	$(310)	$78
Other comprehensive income/(loss), net of tax:
Unrealized gain/(loss) on REITs	6	7	33	30
Reclassification adjustment for gain on REIT included in net income	(174)	-	(174)	-
Reclassification for amortization of net actuarial (gain)/loss included in net periodic benefit expense	37	23	77	46
Reclassification for amortization of prior service (credit)/cost included in net periodic benefit expense	(2)	(4)	(4)	(8)
Total other comprehensive income/(loss), net of tax	(133)	26	(68)	68
Total comprehensive income/(loss), net of tax	$(280)	$40	$(378)	$146

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

13) Stockholders’ Equity

Other Comprehensive (Loss)/Income

The tax effects allocated to each component of other comprehensive (loss)/Income are as follows:

	Three Months Ended
	July 28, 2012			July 30, 2011
		Income			Income
		Tax			Tax
($ in millions)	Gross	(Expense)	Net	Gross	(Expense)	Net
	Amount	Benefit	Amount	Amount	Benefit	Amount
Unrealized gain/(loss) on REITS	$8	$(2)	$6	$12	$(5)	$7
Reclassification adjustment for gain on REIT included in net income	(270)	96	(174)	-	-	-
Reclassification for amortization of net actuarial (gain)/loss included in net periodic benefit expense	63	(26)	37	38	(15)	23
Reclassification for amortization of prior service (credit)/cost included in net periodic benefit expense	(3)	1	(2)	(7)	3	(4)
Total	$(202)	$69	$(133)	$43	$(17)	$26

	Six Months Ended
	July 28, 2012			July 30, 2011
		Income			Income
		Tax			Tax
($ in millions)	Gross	(Expense)	Net	Gross	(Expense)	Net
	Amount	Benefit	Amount	Amount	Benefit	Amount
Unrealized gain/(loss) on REITS	$51	$(18)	$33	$47	$(17)	$30
Reclassification adjustment for gain on REIT included in net income	(270)	96	(174)	-	-	-
Reclassification for amortization of net actuarial (gain)/loss included in net periodic benefit expense	127	(50)	77	75	(29)	46
Reclassification for amortization of prior service (credit)/cost included in net periodic benefit expense	(7)	3	(4)	(13)	5	(8)
Total	$(99)	$31	$(68)	$109	$(41)	$68

*   *   *   *

 Should the Staff have any additional comments or need further information, please contact either Dennis P. Miller, Senior Vice President and Controller, at 972-431-2041 or dpmiller@jcp.com or me at 972-431-1928 or ken@jcp.com.

Respectfully,

/s/ Kenneth H. Hannah
Kenneth H. Hannah
Executive Vice President and Chief Financial Officer

Cc:          Ronald B. Johnson
Dennis P. Miller
Janet Dhillon
Salil R. Virkar